Exhibit 99

KOOR INDUSTRIES LTD. REACTS TO INFORMATION PUBLISHED IN THE ISRAELI PRESS REGARDING THE VALUATION OF ECI TELECOM COMMISSIONED BY THE COMPANY

TEL AVIV, Israel - November 21, 2002 - Koor Industries (NYSE:KOR) ("Koor" or "the Company"), a leading Israeli investment holding company, announced today that the external evaluator, commissioned to evaluate ECI Telecom (NASDAQ:ECIL, "ECI"), has submitted its draft evaluation report to the company setting the ECI's valuation between $490 million - $560 million. Koor Industries holds approx. 31% of ECI Telecom.

ECI Telecom is recorded in Koor Industries' financial statements at a value reflecting a company value of approx. $650 million.

Koor Industries has neither completed the review of the valuation draft, nor the review of its investment in ECI as recorded in its Financial Statements, therefore has not yet determined the accounting treatment of this investment in the company's third quarter financial statements.

Koor will be publishing its reviewed financial statements at 00:30 am local time on Wednesday, 27 November, 2002 / 5:30 pm Eastern Time on Tuesday, 26 November 2002.

About Koor
Koor Industries Ltd. is one of Israel's largest and leading investment holding companies. Koor Industries invests actively in telecommunications through its holdings in ECI Telecom, Telrad Networks, and Nortel Networks Israel and owns controlling stakes in Israel's major defense electronics companies through the Elisra Group, and in Agro-chemicals through MA Industries. Koor Industries, through its Koor Corporate Venture Capital arm invests in early stage high growth Israeli companies in the areas of telecommunications technologies, information technology, semiconductors, life sciences. Koor Industries is traded on the Tel Aviv and New York Stock Exchanges (NYSE:KOR).

For further information, please contact:
Yuval Yanai - Senior Vice President and CFO
Koor Industries Ltd.
Tel.     +9723 6238 310; Fax. +9723 6238 313
www.koor.com
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Forward  looking  statements  in this  release  involve  a number  of risks  and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.